21001447

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 01 2021
Washington DC 416

SEC FILE NUMBER
8- 68942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOLIC Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1603 Orrington Avenue, Suite 1600
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prager Metis CPAs LLC
(Name – *if individual, state last, first, middle name*)

222 Mount Airy Road	Basking Ridge	NJ	07920
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the Company of SOLIC CAPITAL, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Compliance Officer
Title

JACQUELYN HESTER
Official Seal
Notary Public - State of Illinois
My Commission Expires Sep 5, 2021

[signature]
Notary Public

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Operations.
[x] (d) Statement of Changes in Financial Condition.
[x] (e) Statement of Changes in Stockholders= Equity or Partners= or Sole Proprietors= Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditors= Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PragerMetis

Report of Independent Registered Public Accounting Firm

Prager Metis CPAs, LLC

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

To the Board of Directors
of SOLIC Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SOLIC Capital, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SOLIC Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of SOLIC Capital, LLC's financial statements. The supplemental information is the responsibility of SOLIC Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prager Metis CPAs, LLC

We have served as SOLIC Capital, LLC's auditor since 2013.
Prager Metis CPAs, LLC
Basking Ridge, New Jersey
February 23, 2021

SOLIC CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

CURRENT ASSETS:	
Cash and Cash Equivalents	$ 136,383
CURRENT ASSETS & TOTAL ASSETS	**$ 136,383**

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 9,500
Total Liabilities	9,500
MEMBER'S EQUITY	126,883
TOTAL LIABILITIES & MEMBER'S EQUITY	**$ 136,383**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

REVENUE		
	Fees	$200,000
	TOTAL REVENUE	200,000
EXPENSES		
	General and Administrative	61,066
	Contracted Services	67,859
	Management Fee – related party	14,964
	TOTAL EXPENSES	143,889
NET INCOME (LOSS)		**$ 56,111**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2020

	Contributed Capital	Accumulated Earnings (Deficit)	Total Member's Equity
BALANCE – JANUARY 1, 2020	$120,367	$ (84,559)	$ 35,808
Contributed Capital	34,964	-	34,964
Distributions	-	-	-
Net Income (Loss)	-	56,111	56,111
BALANCE – DECEMBER 31, 2020	$ 155,331	$(28,448)	$ 126,883

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash provided by operating activities:	
Net income	$ 56,111
Adjustments to reconcile net income to net cash used in operating activities	
Increase (Decrease) in operating liabilities	
Accounts payable	(3,860)
Net cash provided by operating activities	52,251
Cash flows from financing activities	
Member Contributions (see note 6)	34,964
Member's Distributions	-
Net cash provided by financing activities	34,964
Net increase in cash and cash equivalents	87,215
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	49,168
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	**$ 136,383**

See notes to financial statements

1 BUSINESS DESCRIPTION

Business

SOLIC Capital, LLC, (the "Company") is a wholly-owned subsidiary of SOLIC Holdings, LLC (the "Parent") and was incorporated in the State of Delaware on May 24, 2011.

The Company is a registered securities broker-dealer in various states and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company does not maintain customer accounts nor does it currently have a clearing arrangement.

To generate revenue, the Company may raise capital through financial advisory services for private placement and mergers and acquisitions.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Concentration

The Company maintains its cash in bank deposits and money market accounts, which at times may exceed federally insured limits. Cash accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk. The company generated revenue from one customer in 2020.

Cash and cash equivalents

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from contracts with customers

The Company complies with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

M&A advisory fees. The Company provides advisory services on mergers and acquisition (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously proved by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. There were no retainers or other fees in 2020.

3 NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

As a broker-dealer, the Company is subject to SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers,* (the "Rule") which requires the maintenance of minimum net capital. The rule requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2020. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital, as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2020, the Company's net capital was $126,883 which was $121,883 in excess of its required net capital and its ratio of indebtedness to net capital was 7.49%.

4 RESERVE REQUIREMENTS UNDER SEC RULE15c3-3

SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities, requires, among other things, every broker or dealer to maintain a Reserve Bank Account in an amount not less than the amount computed in accordance with the Reserve Requirement formula provided under the Rule, unless such broker or dealer is exempted under the exemptive provisions of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities. Accordingly, the Company claimed an exemption from 17 C.F.R. § 15c3-3 by operating under the exemption provided to Non-Covered Firms under the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

5 INCOME TAXES

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes. Management confirms that no election was made as of the date of the financial statements for the Company to be taxed as a corporation. The Parent is taxed as a partnership and files a consolidated tax return.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's tax preparers reviewed the Company's tax position and the results from operations and as a result of this review, the Company has determined there were no uncertain tax positions

6 MANAGEMENT AGREEMENT – RELATED PARTY FEES

Pursuant to an agreement with a related party to perform certain services relating to the management of various aspects of the Company's business, the Company agreed to pay SOLIC Capital Advisors, LLC ("SCA") a monthly fee based on an allocation percentage of, salaries, benefits, and other overhead expenses. Such fees shall be reimbursed on or before the last day of the following month. As of December 31, 2020, the Company has a balance due of $0 to SCA. The Company reimbursed SCA $67,859 during 2020 for salaries and benefits. The Company recorded $34,964 in capital contributions from the Parent including, $14,964 to cover rent and overhead expenses.

7 SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through February 23, 2021, the date that these financial statements were available to be issued. There were no material subsequent events as of that date which would require disclosure in, or adjustments to, the financial statements.

SOLIC CAPITAL, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II– COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III – INFORMATION RELATING TO THE POSSESION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SOLIC CAPITAL, LLC
SCHEDULE I
COMPUTATION OF
NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2020

Computation of net capital	
Total member's equity from statement of financial condition	$ 126,883
Less – Non-allowable assets	
Net capital	**126,883**
Minimum net capital requirement (pursuant to Rule 15c3-1(a)(4)	5,000
Net capital in excess of requirement	$121,883
Ratio of aggregate indebtedness to net capital	7.49%

Aggregate indebtedness (1)

(1) The Company had liabilities of $9,500 as of December 31, 2020.

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2020 filed by SOLIC Capital, LLC in its Form X-17A-5 with the Financial Industry Regulation Authority ("FINRA") on January 8, 2021.

SOLIC CAPITAL, LLC

SCHEDULES II & III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company claimed an exemption from 17 C.F.R. § 15c3-3 by operating under the exemption provided to Non-Covered Firms under the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2020.

PragerMetis

Report of Independent Registered Public Accounting

Prager Metis CPAs, LLC

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

To the Board of Directors
SOLIC Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SOLIC Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3 under which SOLIC Capital, LLC claimed an exemption from 17 C.F.R. § 15c3-3 by operating under the exemption provided to Non-Covered Firms under the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013) (the "exemption provision") and (2) SOLIC Capital, LLC stated that SOLIC Capital, LLC met the identified exemption provision throughout the most recent fiscal year without exception. SOLIC Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SOLIC Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions provided to Non-Covered Firms under the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
Basking Ridge, New Jersey
February 23, 2021

SOLIC CAPITAL, LLC
SCHEDULE III
EXEMPTION REPORT
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

SOLIC Capital, LLC (the "Company") claimed an exemption from 17 C.F.R. § 15c3-3 by operating under the exemption provided to Non-Covered Firms under the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013). The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the period January 1, 2020 to December 31, 2020 without exception.

By: ______________________
Matthew Rubin
Chief Compliance Officer

2/24/21
Date

SOLIC CAPITAL, LLC

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